March 7, 2013

VIA EDGAR

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4720

Re:                             Safety Insurance Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 13, 2012

File Number:  000-50070

Dear Mr. Rosenberg:

Set forth below are the responses of Safety Insurance Group, Inc. (the “Company”) to the further comments in your letter dated February 21, 2013 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2011.  Where indicated, we plan to include the expanded disclosure information or any modification to these proposed disclosures in our December 31, 2012 Annual Report on Form 10-K expected to be filed on March 15, 2013.  We have used the information from our December 31, 2011 Annual Report on Form 10-K for illustrative purposes in our responses below.

For your convenience, we have included your comments in bold text in this letter and have included our response immediately after each comment.  Page references refer to pages in the Registrant’s Form 10-K for the Fiscal Year Ended December 31, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Loss and Loss Adjustment Expense Reserves, page 56

1.              We acknowledge your response to prior comment two and in particular the sentence “Because we anticipated that our claims personnel would ultimately revise case reserves downward in the aggregate by an amount greater that the estimate of our unreported claims at year end 2011, a negative IBNR amount of $(13,603) was recorded.” Tell us:

•                       Why you do not appear to reflect this anticipated revision in the case reserves.

•                       The amount of the anticipated case reserve revision and what it represents at December 31, 2011 and at the end of each interim period in 2012; and

•                       The amount of IBNR at December 31, 2011 and at each interim period in 2012 without any anticipated case reserve revisions.

Provide us proposed disclosure to be included in future periodic reports to quantify the components included in case versus IBNR reserves and to otherwise clarify their disclosure.

Consistent with industry practice, we include our anticipated case reserve revisions with our total IBNR reserves.  In total, our IBNR reserves include our estimations of the value of reserve adjustments on claims reported, including anticipated recoveries (i.e. subrogation and salvage), and our estimations of the value of claims incurred but not yet reported at the end of the accounting period.

The amount of anticipated case reserve revisions included in our total IBNR for our private passenger automobile line of business are shown in the table below for the periods indicated.

	Estimated
	Case	Estimated
	Reserve	Not Yet	Total
Period Ending	Revisions	Reported	IBNR
December 31, 2011	$(34,505)	$20,902	$(13,603)
March 31, 2012	$(30,964)	17,674	(13,290)
June 30, 2012	$(28,591)	18,145	(10,446)
September 30, 2012	$(24,934)	18,844	(6,090)

Historically, the value of the known case reserves in our private passenger automobile line of business has declined in the aggregate during the loss adjustment period and hence, our known case reserves were estimated to decrease as indicated in the above table.

To quantify these components, we propose to add the following disclosure in future periodic reports immediately below the table which discloses total net reserves and the corresponding case reserves and IBNR reserves for each line of business (on page 58 of our Form 10-K for the Fiscal Year Ended December 31, 2011) in future periodic filings:

At December 31, 2011 and 2010, our total IBNR reserves for our private passenger automobile of line of business were comprised of $(34,505) and $(18,822) related to estimated ultimate decreases in the case reserves, including anticipated recoveries (i.e. salvage and subrogation), and  $20,902 and $18,872 related to our estimation for not yet reported losses, respectively.

At your convenience, I am available to discuss any of these comments.  Please feel free to contact me at (877) 951-6412 at your earliest convenience.

Sincerely,

/s/ William J. Begley, Jr.
Vice President, Chief Financial Officer and Secretary